August 29, 2016

Via EDGAR

Marianne Dobelbower

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	AIM Treasurer’s Series Trust (Invesco Treasurer’s Series Trust)
File Nos. 811-05460 and 033-19862

Dear Ms. Dobelbower:

Below are responses to your comments, which we received on August 18, 2016 relating to Post-Effective Amendment No. 58 (the “Amendment”) to the AIM Treasurer’s Series Trust (Invesco Treasurer’s Series Trust) (the Registrant’s) registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 1, 2016, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”) and is scheduled to go effective September 1, 2016. For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment. The comments and responses apply to Personal Investment Class, Private Investment Class, Reserve Class and Resource Class Shares of Premier Portfolio (the “Fund”). Any disclosure changes required by these responses will be incorporated into a filing made pursuant to Rule 497(c) under the 1933 Act for the Registrant.

1.	Comment: In the “Shareholder Fees” section, because there are no fees, this section can be omitted from the prospectus. See Item 3, Instructions 1(c) of Form N-1A.

Response: The Registrant respectfully declines to make the change. To omit the “Shareholder Fees” section from this prospectus would be a style difference for this Fund. This section appears in the prospectuses of all the other Invesco Funds.

2.	Comment: With respect to the fee table and footnote #2, confirm if Invesco Advisers, Inc. (the “Adviser”) may recoup any advisory fees that it has contractually agreed to waive and/or reimburse.

Response: The Registrant confirms that there are no policies in place for the Adviser to recoup expenses paid under the fee waiver and/or expense reimbursement.

With respect to the foregoing comments, Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of disclosure in its filings.

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings.

3.	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please do not hesitate to contact me at 630-684-6301, if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/ Elizabeth Nelson

Elizabeth Nelson

Assistant General Counsel

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